                                                                               .
                                                                               .
                                                                               .

POLICY COVER SHEET
Job Name: XP3310D5            Print Date and Time: 11/01/07 21:01
File Number: O617O
Business Center/
Original Business Unit:       FINANCIAL AND PROFESSIONAL SERVICES
Policy Number:                490PB1691
Name of insured:              ING FAMILY OF FUNDS
Agency Number:                3142624
Department or Expense Center: 001
Underwriter:                  1367181 Underwriting Team:
Data Entry Person:            WILLIAM STANLEY
Date and Time:                11/01/07 14:07 001
Special Instructions
Policy Commencement Date:     10/08/07

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR   EDITION    CO   STATE   TRANS DATE
--------   -------   ---   -----   ----------
* MLABL     09.85     1      AZ    2007-10-08*
* ND059     11.06     1      AZ    2007-10-08*

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

DELIVERY INVOICE

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY
INSURED
ING FAMILY OF FUNDS
7337 E. DOUBLETREE RANCH RD.
SCOTTSDALE AZ 85258
Policy Inception/Effective Date: 10/08/07
Agency Number: 3142624
Marsh USA
Transaction Type:
RENEWAL
Transaction number:
Processing date: 10/31/2007
Policy Number: 490PB1691
AGENT
MARSH USA, INC.
3475 PIEDMONT ROAD, NE SUITE 1400
ATLANTA, GA 30305

Policy                                        Amount Surtax/
Number                Description               Surcharge
---------   -------------------------------   --------------
490PB1691   INVESTMENT COMPANY BLANKET BOND      $50,000

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 8-05
Page 1 of 1

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND059 Ed. 11-06 -1
2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.

Prompt reporting:

better protects the interests of all parties; helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier. Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX
Use this number to report a loss, claim, or potential claim by fax toll free. 1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail. Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102
EMAIL
Use this address to report a loss, claim, or potential claim by email. Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40705 Ed.5-84 Form List
St.Paul Fire and Marine Insurance Co.1995 Page 1
POLICY FORM LIST
Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

Title                                            Form Number Edition Date
----------------------------------------------   ------------------------
Policy Form List                                        40705  05-84
Investment Company Blanket Bond - Declarations         ICB001  07-04
Named Insured Endorsement                              ICB010  07-04
Computer Systems                                       ICB011  07-04
Unauthorized Signatures                                ICB012  07-04
Telefacsimile Transactions                             ICB013  07-04
Voice-Initiated Transactions                           ICB014  07-04
Definition of Investment Company                       ICB016  07-04
Add Exclusions (n) & (o)                               ICB026  07-04

Name of Insured   Policy Number 490PB1691   Effective Date 10/08/07
ING FAMILY OF FUNDS   Processing Date 11/01/07 14:07 001

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Page 2
St.Paul Fire and Marine Insurance Co.1995

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 1 of 2
INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)
DECLARATIONS   BOND NO. 490PB1691

Item 1.
Name of Insured (herein called Insured):
ING FAMILY OF FUNDS
Principal Address:
7337 E. Doubletree Ranch Road
Scottsdale, AZ 85258

Item 2.
Bond Period from 12:01 a.m. on 10/08/07 to 12:01 a.m. on 10/08/2008 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability

     Subject to Sections 9, 10, and 12 hereof:

                      Limit of                                Deductible
                      Liability                                 Amount
-----------------------------------------------------   ---------------------
Insuring Agreement A - FIDELITY                         $15,000,000   $     0
Insuring Agreement B - AUDIT EXPENSE                    $    25,000   $ 5,000
Insuring Agreement C - PREMISES                         $15,000,000   $50,000
Insuring Agreement D - TRANSIT                          $15,000,000   $50,000
Insuring Agreement E - FORGERY OR ALTERATION            $15,000,000   $50,000
Insuring Agreement F - SECURITIES                       $15,000,000   $50,000
Insuring Agreement G - COUNTERFEIT CURRENCY             $15,000,000   $50,000
Insuring Agreement H - STOP PAYMENT                     $    25,000   $ 5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT   $    25,000   $ 5,000
OPTIONAL COVERAGES ADDED BY RIDER:
Computer Systems                                        $15,000,000   $50,000
Voice Initiated Transactions                            $15,000,000   $50,000
Telefacsmile Systems                                    $15,000,000   $50,000
Unauthorized Signatures                                 $    25,000   $ 5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: NA
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB001 Rev. 7/04
2004 The Travelers Companies, Inc. Page 2 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB010 07-04, ICB011 07-04, ICB012 07-04, ICB013 07-04, ICB014 07-04,
ICB016 07-04, ICB023 07-04, ICB026 07-04, MEL1964.

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1314 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned:

ST. PAUL FIRE AND MARINE INSURANCE COMPANY


/s/ Bruce Backberg
----------------------------------------------
Secretary


/s/ Brian MacLean
----------------------------------------------
President

Authorized Representative Countersigned At
Countersignature Date

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB010 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
Page 1 of 1
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

*    ISSUED TO ING FAMILY OF FUNDS

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

ING VP Balanced Portfolio, Inc.
ING Strategic Allocation Portfolios, Inc.
ING GET Funds
ING VP Intermediate Bond Portfolio
ING VP Money Market Portfolio
ING Variable Funds
ING Variable Portfolios, Inc.
ING Series Fund, Inc.

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB011 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS
Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i) cause the Insured to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE
All systems utilized by the Insured

2. As used in this Rider, Computer System means

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices, and

(d) related communication networks by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB011 Ed. 7-04 Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Dollars ($ ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider. The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB012 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS
Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT M UNAUTHORIZED SIGNATURE

(A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Twent Five Thousand Dollars ($25,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000 ). Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB013 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS
Telefacsimile Transactions

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

g. "Designated Fax Procedures" means the following procedures:

(1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

(2) Identity Test: The identity of the sender in any request for a

Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB013 Ed. 7-04 Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b. Any loss resulting from:

(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Fax Procedures;
or

(5) The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Fifteen Million Dollars ($15,000,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is Fifty Thousand Dollars ($50,000 ). Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB014 Ed. 7-04 Page 1 of 2
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS
Voice Initiated Transactions

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT K -VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

f. "Designated Procedures" means the following procedures:

(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB014 Ed. 7-04 Page 2 of 2
2004 The St. Paul Travelers Companies, Inc. All Right Reserved

g. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.

h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and

b. Any loss resulting from:

(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or
(c) a bank account Officially Designated to receive redemption proceeds; or

(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Procedures; or

(5) The failure to pay for shares attempted to be purchased; or

(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4. The total liability of the Underwriter under Insuring Agreement K is limited to the sum of Fifteen Million Dollars ($15,000,000), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5. With respect to coverage afforded under this Rider the applicable Deductible Amount is Fifty Thousand Dollars ($50,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB016 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS

Definition of Investment Company
It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ICB026 Ed. 7-04
2004 The St. Paul Travelers Companies, Inc. All Rights Reserved
ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490PB1691
DATE ENDORSEMENT OR RIDER EXECUTED 11/01/07

* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 10/08/07

* ISSUED TO ING FAMILY OF FUNDS
Add Exclusions (n) & (o)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                         APPROVAL OF INVESTMENT COMPANY
                      BLANKET BOND INSURANCE POLICY RENEWAL

PROPOSED RESOLUTIONS

     RESOLVED, that it is the determination of the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the Investment Company Blanket Bond insurance (the "17g-1 Bond") written by St. Paul Surplus Lines Insurance Company (the "Insurance Company"), nor "interested persons" as defined by the Investment Company Act of 1940 (the "1940 Act") of any such party, that the 17g-1 Bond insuring each and all of the ING Funds (the "Funds") for covered acts and omissions of their respective officers and Directors/Trustees and the officers and employees of ING Investments, LLC and their affiliates, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of each of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each of the Fund's portfolios, the number of other parties named as insured parties under the Bonds, and the nature of the business activities of such other parties; and

     FURTHER RESOLVED, that the terms of the 17g-1 Bond, as presented at this meeting, be, and it hereby is, continued until October 8, 2008, for and on behalf of each of the Funds, with such changes as the officers may deem necessary as a result of negotiations with the Insurance Company, provided such changes are in accord with the requirements of Rule 17g-1; and

     FURTHER RESOLVED, that the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the 17g-1 Bond nor "interested persons" as defined in the 1940 Act of any such party, hereby approve the continued payment by ING Investments, LLC for pro-rata share of each of the Funds, based on assets of the respective covered Funds, of the projected premium for coverage under the 17g-1 Bond, having given due consideration to all relevant factors, including, but not limited to, the number of other parties named as insured parties under the Bonds, the nature of the business activities of such other parties, the amount of the Bonds, the amount of the projected premium for the Bonds, the ratable allocation of the projected premium among all the parties named as insureds, and the extent to which the share of the projected premium allocated to each of the Funds is less than the projected premium that any individual Fund would have had to pay if it had provided and maintained a single insured bond; and

     FURTHER RESOLVED, that the Directors/Trustees or the appropriate officers of the Funds are hereby authorized to take all such further action and execute and deliver all such further instruments and documents in the name of and on behalf of the Funds as in their judgment shall be necessary to accomplish the purpose of these resolutions; and

     FURTHER RESOLVED, that any of the officers of the Funds are hereby authorized and directed to take whatever action is necessary to amend the Allocation Agreements between the Funds and the insureds under the 17g-1 Bond pursuant to the terms and conditions included therein from time to time to provide coverage for additional entities that are authorized pursuant to these resolutions to be covered under the policy.

                                    Exhibit A

                             ING FUNDS SERVICES, LLC
                             FIDELITY BOND ANALYSIS
                                  JULY 17, 2007

                                                                                           GROSS                 MINIMUM
                                                                                        ASSET SIZE               BONDING
NAME OF FUND                                                                          CLASSIFICATION           REQUIREMENT
------------                                                                  ------------------------------   -----------
ING VP BALANCED PORTFOLIO, INC.                         $1,149,620,980        1,000,000,000 to 1,500,000,000     1,250,000
   ING VP Balanced Portfolio                            $1,149,620,980   x

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.               $  730,028,442        500,000,000 to 750,000,000           900,000
   ING VP Strategic Allocation Growth Portfolio         $  300,880,583   x
   ING VP Strategic Allocation Moderate Portfolio       $  287,340,467   x
   ING VP Strategic Allocation Conservative Portfolio   $  141,807,392   x

ING GET FUND                                            $  433,807,088        250,000,000 to 500,000,000           750,000
   ING GET Fund - Series S                              $  108,490,647   x
   ING GET Fund - Series T                              $   94,923,629   x
   ING GET Fund - Series U                              $   97,843,873   x
   ING GET Fund - Series V                              $  132,548,939   x

ING VP INTERMEDIATE BOND PORTFOLIO                      $2,887,575,754        2,500,000,000 to 3,000,000,000     1,900,000
   ING VP Intermediate Bond Portfolio                   $2,887,575,754   x

ING VP MONEY MARKET PORTFOLIO                           $1,560,076,624        1,500,000,000 to 2,000,000,000     1,500,000
   ING VP Money Market Portfolio                        $1,560,076,624   x

                                    Exhibit A

ING VARIABLE FUNDS                                      $3,115,788,232        3,000,000,000 to 3,500,000,000     2,100,000
   ING VP Growth and Income Portfolio                   $3,115,788,232   x

ING VARIABLE PORTFOLIOS, INC.                           $6,543,502,963        over 4,000,000,000                 2,500,000
   ING VP Global Science and Technology Portfolio       $   86,661,454   x
   ING VP Growth Portfolio                              $  213,095,529   x
   ING VP Index Plus LargeCap Portfolio                 $2,725,602,123   x
   ING VP Index Plus MidCap Portfolio                   $1,627,178,315   x
   ING VP Index Plus SmallCap Portfolio                 $1,008,072,338   x
   ING VP International Equity Portfolio                $   86,274,070   x
   ING VP Small Company Portfolio                       $  597,077,744   x
   ING VP Value Opportunity Portfolio                   $  199,541,390   x

ING SERIES FUND, INC.                                   $2,742,951,705        2,500,000,000 to 3,000,000,000     1,900,000
   Brokerage Cash Reserves                              $  365,346,012   x
   ING 130/30 Fundamental Research Fund                 $   11,829,119   x
   ING Aeltus Money Market Fund                         $  365,289,348   x
   ING Balanced Fund                                    $  298,950,984   x
   ING Growth and Income Fund                           $  100,200,208   x
   ING Global Science and Technology Fund               $   87,492,798   x
   ING Growth Fund                                      $   42,332,009   x
   ING Index Plus LargeCap Fund                         $  437,690,365   x
   ING Index Plus MidCap Fund                           $  367,513,387   x
   ING Index Plus SmallCap Fund                         $  170,809,838   x
   ING International Equity Fund                        $  135,082,685   x
   ING Small Company Fund                               $  114,297,874   x
   ING Strategic Allocation Moderate Fund               $  106,639,096   x
   ING Strategic Allocation Growth Fund                 $  100,859,184   x
   ING Strategic Allocation Conservative Fund           $   38,618,798   x

                                                                              MINIMUM BOND REQUIREMENT          12,800,000
                                                                              PRESENT COVERAGE                  15,000,000
                                                                              RESERVE                            2,200,000

                              ALLOCATION AGREEMENT

                         INVESTMENT COMPANY BLANKET BOND

     THIS AGREEMENT made as of this 24th day of September, 2003 by and among any of the Funds listed on Schedule A attached hereto and any separate classes thereof and all future investment companies and any separate classes thereof (the "Funds"), which are named insureds under a joint Investment Company Blanket Bond, as described below, and for which ING Investments, LLC (the "Manager") acts as investment manager is entered into under the following circumstances:

     A. Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") provides that the U.S. Securities and Exchange Commission (the "SEC") is authorized to require that directors, officers and employees of registered investment companies be covered under a liability, errors and omissions insurance policy, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-l");

     B. The Funds are named as joint insureds under the terms of a joint Investment Company Blanket Bond (the "Bond") which provides first party coverage against direct loss to each and all insured Funds arising out of employee dishonesty, loss of property-on premises or in transit, forgery or alteration, counterfeit currency or forged securities. The Bond provides coverage for the insured Funds, officers and Directors/Trustees and any other coverage as outlined in the Bond, by the directors, officers and employees;

     C. A majority of those members of the Board of Directors/Trustees of each of the Funds (the "Board"), who are not "interested persons" as defined by
Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries under the Bond and the Board of Directors/Trustees of each Fund has approved the term and amount of the Bond, the portion of the premium payable by that party, and the manner in which recovery on the Bond, if any, shall be shared by and among the parties thereto; and

     D. The Funds now desire to enter into the Agreement required by Rule 17g-1 of the 1940 Act to establish the manner in which recovery under the Bond, if any, shall be shared.

     NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

     1. Payment of Premiums. Each Fund shall pay a portion of the premium due under the Bond derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Funds combined, and
(ii) the numerator of which is the total net assets of each of the Funds individually. The net assets of the classes are deemed to be represented by the net assets of their respective Funds. Each of the Funds agrees that the appropriateness of the allocation of said premium will be determined no less often than annually. No adjustment of the allocation of said premium will be implemented without approval of the Board of each of the Funds.

     2. Allocation of Recoveries.

     (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Bond, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to fully indemnify such party sustaining loss.

     (b) If the recovery is inadequate to fully indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

          (i) Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of Bond, which would be required to be maintained by such party under a single Bond (determined as of the time of loss) in accordance with the provisions of Rule 17g-l.

          (ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph
(i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party, which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

     3. Obligation to Maintain Minimum Coverage. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it by Rule 17g-l as of the date hereof is as reflected in the schedule attached hereto. Each of the Funds agrees that it will determine, no less than at the end of each calendar quarter, the minimum amount of coverage which would be required of it by Rule 17g-l if a determination with respect to the adequacy of the coverage were currently being made. In the event that the total amount of the minimum coverage thus determined exceeds the amount of coverage of the then effective Bond, the Board of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Bond, will equal an amount of such minimums. Unless a Fund elects to terminate this Agreement (pursuant to Paragraph 4) and its participation in a joint Bond, each Fund agrees to pay its fair portion of the new or additional premium (taking into account all of the then existing circumstances).

     4. Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that each Fund's Board, including a majority of those Directors/Trustees who are not interested persons, as such term is defined in the 1940 Act, as amended, of the Manager, shall have approved this Agreement. This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint Bond and shall apply to the present Bond coverage and any renewal or replacement thereof. It shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

     5. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of each Board and the Manager.

     IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

                                        On Behalf of: All ING Funds Listed
                                        on Schedule A


                                        By: /s/ Michael J. Roland
                                            -------------------------------
                                            Michael J. Roland
                                            Executive Vice President

                                   SCHEDULE A

Brokerage Cash Reserves
ING Aeltus Money Market Fund
ING Balanced Fund
ING Bond Fund
ING Classic Principal Protection Fund I
ING Classic Principal Protection Fund II
ING Classic Principal Protection Fund III
ING Classic Principal Protection Fund IV
ING GET Fund - Series D
ING GET Fund - Series E
ING GET Fund - Series G
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V
ING Government Fund
ING Growth and Income Fund
ING Growth Fund
ING Index Plus LargeCap Fund
ING Index Plus MidCap Fund
ING Index Plus Protection Fund
ING Index Plus SmallCap Fund
ING International Growth Fund
ING Small Company Fund
ING Strategic Allocation Balanced Fund
ING Strategic Allocation Growth Fund
ING Strategic Allocation Income Fund
ING Technology Fund
ING Value Opportunity Fund
ING VP Balanced Portfolio, Inc.
ING VP Bond Portfolio
ING VP Growth and Income Portfolio
ING VP Growth Portfolio
ING VP Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio
ING VP International Equity Portfolio
ING VP Money Market Portfolio
ING VP Small Company Portfolio
ING VP Strategic Allocation Balanced Portfolio
ING VP Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Income Portfolio
ING VP Technology Portfolio
ING VP Value Opportunity Portfolio

                             ING FUNDS SERVICES, LLC
                            (Fidelity Bond Analysis)
                                 August 27, 2003

                                                                                   GROSS                 MINIMUM
                                                                                 ASSET SIZE              BONDING
NAME OF FUND                                                                   CLASSIFICATION          REQUIREMENT
------------                                                          ------------------------------   -----------
ING VP BALANCED PORTFOLIO, INC.                     $ 1,271,085,898   1,000,000,000 to 1,500,000,000    1,250,000
   ING VP Balanced Portfolio                        $ 1,271,085,898
ING STRATEGIC ALLOCATION PORTFOLIOS, INC.           $   497,452,252   250,000,000 to 500,000,000          750,000
   ING VP Strategic Allocation Growth Portfolio     $   190,828,532
   ING VP Strategic Allocation Balanced Portfolio   $   181,460,031
   ING VP Strategic Allocation Income Portfolio     $   125,163,689
ING GET FUNDS                                       $ 3,225,916,284   3,000,000,000 to 3,500,000,000    2,100,000
   ING GET Fund - Series D                          $   332,274,033
   ING GET Fund - Series E                          $   373,932,741
   ING GET Fund - Series G                          $   182,681,299
   ING GET Fund - Series H                          $   134,886,070
   ING GET Fund - Series I                          $    79,144,000
   ING GET Fund - Series J                          $    65,279,272
   ING GET Fund - Series K                          $    75,970,855
   ING GET Fund - Series L                          $    70,324,913
   ING GET Fund - Series M                          $   102,638,303
   ING GET Fund - Series N                          $   105,659,465
   ING GET Fund - Series P                          $   185,794,461
   ING GET Fund - Series Q                          $   195,663,782
   ING GET Fund - Series R                          $   183,686,997
   ING GET Fund - Series S                          $   276,641,045
   ING GET Fund - Series T                          $   209,206,979
   ING GET Fund - Series U                          $   215,697,846
   ING GET Fund - Series V                          $   436,434,223
ING VP BOND PORTFOLIO                               $ 1,246,847,072   1,000,000,000 to 1,500,000,000    1,250,000

   ING VP Bond Portfolio                            $ 1,246,847,072
ING VP MONEY MARKET PORTFOLIO                       $ 1,385,038,341   1,000,000,000 to 1,500,000,000    1,250,000
   ING VP Money Market Portfolio                    $ 1,385,038,341
ING VARIABLE FUNDS                                  $ 3,505,094,585   3,500,000,000 to 4,000,000,000    2,300,000
   ING VP Growth and Income Portfolio               $ 3,505,094,585
ING VARIABLE PORTFOLIOS, INC.                       $ 2,625,731,352   2,500,00,000 to 3,000,000,000     1,900,000
   ING VP Growth Portfolio                          $   208,719,953
   ING VP Index Plus LargeCap Portfolio             $ 1,218,757,878
   ING VP Index Plus MidCap Portfolio               $   349,946,217
   ING VP Index Plus SmallCap Portfolio             $   130,573,352
   ING VP International Equity Portfolio            $    33,720,337
   ING VP Small Company Portfolio                   $   380,042,246
   ING VP Technology Portfolio                      $    71,523,441
   ING VP Value Opportunity Portfolio               $   232,447,928
ING SERIES FUND, INC.                               $ 3,000,641,373   3,000,000,000 to 3,500,000,000    2,100,000
   Brokerage Cash Reserves                          $   340,206,073
   ING Aeltus Money Market Fund                     $   297,538,698
   ING Balanced Fund                                $   115,930,370
   ING Bond Fund                                    $   143,576,217
   ING Classic Principal Protection Fund I          $   104,069,163
   ING Classic Principal Protection Fund II         $    89,286,201
   ING Classic Principal Protection Fund III        $    77,470,049
   ING Classic Principal Protection Fund IV         $    48,543,789
   ING Government Fund                              $    83,340,129
   ING Growth and Income Fund                       $   236,291,643
   ING Growth Fund                                  $   185,420,472
   ING Index Plus LargeCap Fund                     $   424,261,255
   ING Index Plus MidCap Fund                       $   105,772,290
   ING Index Plus Protection Fund                   $    41,355,484
   ING Index Plus SmallCap Fund                     $    38,463,164
   ING International Growth Fund                    $    59,401,767
   ING Small Company Fund                           $   300,206,600
   ING Strategic Allocation Balanced Fund           $    89,425,117

   ING Strategic Allocation Growth Fund             $    69,644,178
   ING Strategic Allocation Income Fund             $    48,616,059
   ING Technology Fund                              $    64,594,796
   ING Value Opportunity Fund                       $    37,227,859

                                                                      MINIMUM BOND REQUIREMENT         12,900,000
                                                                      PRESENT COVERAGE                 15,000,000
                                                                      RESERVE                           2,100,000

TOTAL ASSETS COVERED                                $16,757,807,157

                               AMENDED SCHEDULE A

Brokerage Cash Reserves
ING Aeltus Money Market Fund
ING Balanced Fund
ING Classic Principal Protection Fund II
ING Classic Principal Protection Fund III
ING Classic Principal Protection Fund IV
ING Equity Income Fund
ING GET Fund - Series G
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V
ING Global Science and Technology Fund
ING Government Fund
ING Growth Fund
ING Index Plus LargeCap Fund
ING Index Plus MidCap Fund
ING Index Plus Protection Fund
ING Index Plus SmallCap Fund
ING International Growth Fund
ING Small Company Fund
ING Strategic Allocation Balanced Fund
ING Strategic Allocation Growth Fund
ING Strategic Allocation Income Fund
ING Value Opportunity Fund
ING VP Balanced Portfolio, Inc.
ING VP Intermediate Bond Portfolio
ING VP Global Science and Technology Portfolio
ING VP Growth and Income Portfolio
ING VP Growth Portfolio
ING VP Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio
ING VP International Equity Portfolio
ING VP Money Market Portfolio
ING VP Small Company Portfolio
ING VP Strategic Allocation Balanced Portfolio
ING VP Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Income Portfolio
ING VP Value Opportunity Portfolio

                               AMENDED SCHEDULE A

ING GET FUND

ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V

ING SERIES FUND, INC.

Brokerage Cash Reserves
ING Aeltus Money Market Fund
ING Balanced Fund
ING Classic Principal Protection Fund III
ING Classic Principal Protection Fund IV
ING Equity Income Fund
ING Global Science and Technology Fund
ING Government Fund
ING Growth Fund
ING Index Plus LargeCap Fund
ING Index Plus MidCap Fund
ING Index Plus Protection Fund
ING Index Plus SmallCap Fund
ING International Growth Fund
ING Small Company Fund
ING Strategic Allocation Balanced Fund
ING Strategic Allocation Growth Fund
ING Strategic Allocation Income Fund
ING Value Opportunity Fund

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

ING VP Strategic Allocation Balanced Portfolio
ING VP Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Income Portfolio

ING VARIABLE FUNDS

ING VP GROWTH AND INCOME PORTFOLIO

ING VARIABLE PORTFOLIOS, INC.

ING VP Global Science and Technology Portfolio
ING VP Growth Portfolio
ING VP Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio
ING VP International Equity Portfolio
ING VP Small Company Portfolio
ING VP Value Opportunity Portfolio

ING VP BALANCED PORTFOLIO, INC.

ING VP INTERMEDIATE BOND PORTFOLIO

ING VP MONEY MARKET PORTFOLIO

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                               AMENDED SCHEDULE A

ING GET FUND

ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V

ING SERIES FUND, INC.

Brokerage Cash Reserves
ING 130/30 Fundamental Research Fund
ING Balanced Fund
ING Global Science and Technology Fund
ING Growth and Income Fund
ING Growth Fund
ING Index Plus LargeCap Fund
ING Index Plus MidCap Fund
ING Index Plus SmallCap Fund
ING International Equity Fund
ING Money Market Fund
ING Small Company Fund
ING Strategic Allocation Conservative Fund
ING Strategic Allocation Growth Fund
ING Strategic Allocation Moderate Fund

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.

ING VP Strategic Allocation Conservative Portfolio
ING VP Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Moderate Portfolio

ING VARIABLE FUNDS

ING VP Growth and Income Portfolio

ING VARIABLE PORTFOLIOS, INC.

ING VP Global Science and Technology Portfolio
ING VP Growth Portfolio
ING VP Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio
ING VP International Equity Portfolio
ING VP Small Company Portfolio
ING VP Value Opportunity Portfolio

ING VP BALANCED PORTFOLIO, INC.

ING VP INTERMEDIATE BOND PORTFOLIO

ING VP MONEY MARKET PORTFOLIO